Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2018	2017
Earnings:	($ in millions)
Income (loss) before taxes	$101.8	$(3.9)
Add (deduct):
Losses (earnings) of non-consolidated affiliates	20.6	(1.0)
Amortization of capitalized interest	1.0	1.0
Capitalized interest	(2.6)	(1.6)
Fixed charges as described below	148.2	126.5
Total	$269.0	$121.0

Fixed charges:
Interest expensed and capitalized	$127.4	$106.5
Estimated interest factor in rent expense(1)	20.8	20.0
Total	$148.2	$126.5

Ratio of earnings to fixed charges	1.8	1.0

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.